UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date April 23, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Strategy and Finance

April 23, 2025
Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES APPROVAL OF CHANGES TO ITS CORPORATE STRUCTURE BY ITS GENERAL SHAREHOLDERS' MEETING

Bancolombia S.A. ("Bancolombia") announced that, in furtherance of the steps required to modify the corporate structure of Bancolombia and its subsidiaries through the creation of holding company named Grupo Cibest S.A. ("Grupo Cibest") and the completion of a series of corporate transactions for this purpose (the "Corporate Structure Changes"), announced to the market on October 29, 2024, today the Extraordinary General Shareholders' Meeting approved the Corporate Structure Changes, with the required majority, as follows:

1.1 The agreement for Sociedad Beneficiaria BC Panamá S.A.S. to be merged into Bancolombia, and its annexes.
1.2 The agreement for the distribution of certain assets and subsidiaries by absorption by Banca de Inversión Bancolombia S.A. Corporación Financiera as the spinning entity and Bancolombia as the beneficiary, and its annexes.
1.3 The agreement for the distribution of certain assets and subsidiaries by absorption by Bancolombia as the spinning entity and Grupo Cibest S.A. as the beneficiary, and its annexes, including the corresponding statutory reforms.

The Corporate Structure Changes aim to enhance the current corporate structure, which will allow the separation of Bancolombia's banking business, on one hand, and the group's holding company, on the other, to enable a more efficient allocation of capital, the segregation of risks from other jurisdictions from Bancolombia’s operations in Colombia, the growth of financial and non-financial businesses, flexibility to execute corporate development initiatives and simplification of the investment thesis for investors.

Once the Corporate Structure Changes are complete, Grupo Cibest will be organized as follows[1]:

[1] This chart is presented for illustrative purposes and is not intended to reflect the details of all the subsidiaries of Grupo Cibest.

Given that the Financial Superintendence of Colombia (the “SFC”), through Resolution 0356 dated February 28, 2025, resolved not to object to the merger by absorption of Sociedad Beneficiaria BC Panamá S.A.S. by Bancolombia, approved the distribution of certain assets and subsidiaries of Banca de Inversión Bancolombia to Bancolombia and approved the distribution of certain assets and subsidiaries of Bancolombia to Grupo Cibest, all required regulatory approvals with respect to Bancolombia and its subsidiaries have been obtained.

As a result of the foregoing, starting on this date and for the next 45 calendar days, the steps aimed at completing the transactions required to implement the Corporate Structure Changes will be carried out, including the registration of the corresponding public deeds at the Medellín Chamber of Commerce. Upon completion of the transactions, Bancolombia will disclose the completion to the market.

Bancolombia announced that in the process of reorganizing its and its subsidiaries’ corporate structure, no material costs or expenses were incurred or will be incurred. Likewise, Bancolombia's management confirms that the necessary procedures and authorizations were completed to hold the Extraordinary General Shareholders' Meeting, and that the decisions adopted are within the powers of the General Shareholders’ Meeting in accordance with applicable law and the Company’s Bylaws.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Strategy and Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950
IR@bancolombia.com.co	IR@bancolombia.com.co